ARNOLD & PORTER KAYE SCHOLER LLP

Three Embarcadero Center, 10th Floor

San Francisco, California 94111

December 23, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Geoff Kruczek
Special Counsel

Anne Parker
Office Chief

Re:	Registration Statement on Form F-1 of
Asia Pacific Wire & Cable Corporation Limited

Ladies and Gentlemen:

On behalf of Asia Pacific Wire & Cable Corporation Limited (“APWC”) we hereby request that APWC’s Registration Statement on Form F-1 (File No. 333-257970), as amended, filed with the Securities and Exchange Commission on July 16, 2021, be declared effective at 10:00 a.m. (New York time) on December 28, 2021, or as soon thereafter as practicable.

Very truly yours,

By:	/s/ Benjamin Fackler
Benjamin Fackler